Exhibit (a)(5)(xix)

THORNBURG MORTGAGE ANNOUNCES REVISED CONSIDERATION FOR

AND FURTHER EXTENSION OF THE EXCHANGE OFFER; AND THE

TERMINATION OF THE ESCROW

SANTA FE, N.M., OCTOBER 1, 2008 – Thornburg Mortgage, Inc. (NYSE: TMA), announced that it is amending its Exchange Offer and Consent Solicitation (the “Exchange Offer”) because the conditions that the Exchange Offer comply with applicable law were not satisfied prior to 5:00 p.m., New York City time, on September 30, 2008, the expiration of the Exchange Offer.

As previously described, unless a satisfactory agreement was reached with the reverse repurchase agreement counterparties that are party to the Override Agreement dated as of March 17, 2008, as amended, the conditions that the Exchange Offer complies with applicable law as of the expiration of the Exchange Offer could not be satisfied due to certain requirements of Maryland law. The company has been unable resolve these issues in order to consummate the Exchange Offer.

Therefore, the company is amending its Exchange Offer for all outstanding shares of its 8.00% Series C Cumulative Redeemable Preferred Stock (“Series C Preferred Stock”), Series D Adjusting Rate Cumulative Redeemable Preferred Stock (“Series D Preferred Stock”), 7.50% Series E Cumulative Convertible Redeemable Preferred Stock (“Series E Preferred Stock”) and 10% Series F Cumulative Convertible Redeemable Preferred Stock (“Series F Preferred Stock” and, collectively with the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, the “Preferred Stock”) to (a) eliminate the $5.00 in cash consideration previously offered for each share of Preferred Stock and (b) change the number of shares of common stock of the company offered for each share of Preferred Stock to three (3) shares after giving effect to the one-for-ten reverse stock split effective on September 26, 2008. No cash or other consideration will be delivered to tendering holders other than the three (3) shares (after giving effect to the reverse stock split) of common stock for each share of Preferred Stock tendered. The company intends to apply to the NYSE for a financial viability exemption from the shareholder approval requirements of the NYSE with respect to the additional shares of common stock to be issued in the Exchange Offer.

Furthermore, the company is extending the expiration of the Exchange Offer from 5:00 p.m., New York City time, on September 30, 2008 to 5:00 p.m., New York City time, on October 31, 2008, unless further extended or terminated by the company. On September 30, 2008, holders of Preferred Stock had tendered approximately (i) 93.6% (6,110,575 shares) of the Series C Preferred Stock; (ii) 94.6% (3,785,079 shares) of the Series D Preferred Stock; (iii) 94.9% (2,999,844 shares) of the Series E Preferred Stock and (iv) 98.3% (29,818,589 shares) of the Series F Preferred Stock. Holders who wish to tender their shares of Preferred Stock must deliver, or cause to be delivered, their shares and other required documents to the exchange agent before the expiration date.

The company also announced that it has received the consent of a majority of the participants in the Principal Participation Agreement, dated March 31, 2008 (the “Principal Participation Agreement”), to extend the deadline by which it must complete a successful Exchange Offer to December 31, 2008 and to modify the consideration offered in the Exchange Offer as described above. Successful completion of the Exchange Offer will satisfy the Triggering Event (as defined in the company’s Purchase Agreement dated March 31, 2008 with the investor parties thereto), which, among other things, will allow the Principal Participation Agreement to be terminated and the interest rate on the Senior Subordinated Secured Notes due 2015 (the “Senior Subordinated Notes”) to be reduced from 18% to 12%.

Due to the failure to satisfy the Triggering Event on or prior to September 30, 2008, the escrow agreement pursuant to which approximately $188.6 million has been held by Wilmington Trust Company was terminated and the escrowed funds are being returned to the subscribers to the escrow agreement in accordance with its terms. The escrowed funds, which had been intended to be used to satisfy the cash consideration for the Exchange Offer, are no longer available for such purpose. Further, on September 30, 2008, the investors that hold the Senior Subordinated Notes became entitled to receive their pro rata share (based on the aggregate principal amount of Senior Subordinated Secured Notes outstanding) of warrants representing approximately 30 million shares of the company’s common stock prior to giving effect to the reverse stock split, which the company anticipates issuing promptly.

The Exchange Offer is being made to holders of Preferred Stock in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof. Investor inquiries about the Exchange Offer should be directed to the company at 866-222-2093 (toll free). Holders of the Preferred Stock are urged to read the Offering Circular dated July 23, 2008 (the “Offering Circular”) and all supplements thereto, which have been filed with the SEC and contains important information regarding the Exchange Offer. Requests for copies of the Offering Circular, all supplements thereto and related documents may be directed to Georgeson Inc., the information agent for the Exchange Offer, at 866-399-8748 (toll free). The Offering Circular, all supplements thereto and other information regarding the Exchange Offer may also be obtained through the SEC’s Web site at www.sec.gov and the company’s Web site at www.thornburgmortgagetender.com.

The company intends to further supplement the Offering Circular with more detail on, among other things, the anticipated impact to the company of the change in the consideration to the Exchange Offer, after which the company intends to keep the Exchange Offer open, or extend the expiration date of the Exchange Offer, as required by applicable law.

This press release does not constitute an offer to purchase or a solicitation of acceptance of the offer, which may be made only pursuant to the terms of the Offering Circular and the related materials.

Thornburg Mortgage is a leading single-family residential mortgage lender focused principally on prime and super-prime borrowers seeking jumbo and super-jumbo adjustable-rate mortgages.

This press release may contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on current expectations, estimates and projections, and are not guarantees of future performance, events or results. Actual results and developments could differ materially from those expressed in or contemplated by the forward-looking statements due to a number of factors, including but not limited to: the impact of the March 31, 2008 financing transaction; the company’s ability to meet the ongoing conditions of the Override Agreement and ongoing negotiations with the parties thereto with respect to the application of such agreement and the interpretation of certain ambiguities under such agreement; general economic conditions; the company’s ability to meet its interest payment obligations under the Senior Subordinated Notes; ongoing volatility in the mortgage and mortgage-backed securities industry; the company’s ability to complete the Exchange Offer for all of its outstanding Preferred Stock; the company’s ability to raise additional capital; the company’s ability to retain or sell additional assets; market prices for mortgage securities, changes in interest rates and other risk factors discussed in the company’s SEC reports, including its most recent quarterly report on Form 10-Q, annual report on Form 10-K/A, its current reports on Form 8-K, its Proxy Statement for its Annual Meeting held on June 12, 2008, its Offering Circular, as amended to date, and its Registration Statement on Form S-3. These forward-looking statements speak only as of the date on which they are made and, except as required by law, the company does not intend to update such statements to reflect events or circumstances arising after such date.

Thornburg Mortgage, Inc., Santa Fe

Investor Relations

505-989-1900

Media contact

Suzanne O’Leary Lopez

505-467-5166

ir@thornburgmortgage.com

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